UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 13, 2017

(Date of earliest event reported)

Knightscope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 924-1025

(Issuer’s telephone number, including area code)

Series m Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 8. Certain Unregistered Sales of Equity Securities

Between September 13, 2017 and September 18, 2017, Knightscope, Inc. (the “Company”) sold 834,090 shares (the “Shares”) of Series m Preferred Stock (the “Series m”) for aggregate cash consideration of $2,502,270 at a cash price per share of $3.00 per share. None of the Shares were sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of the Company, or was an underwriter of any securities of the Company. The Shares were sold in reliance upon Rule 506 of Regulation D and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and/or Section 4(2) of the Securities Act.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knightscope, Inc.

By:	/s/ William Santana Li
Name:	William Santana Li
Title:	Chief Executive Officer

Date:	September 19, 2017